Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                               September 29, 2014


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1234
        Guggenheim International Dividend Strategy Portfolio, Series 25
                       File Nos. 333-198495 and 811-03763
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Dear Mr. Bartz:

     This letter is in response to your comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1234, filed on August 29, 2014 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Guggenheim International Dividend Strategy Portfolio, Series 25 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

     1. Please add a policy stating that the Trust will invest at least 80% of the value of its assets in dividend-paying securities.

     Response: The following has been added as the first sentence under the "Principal Investment Strategy" section: "Under normal circumstances, the trust will invest at least 80% of the value of its assets in dividend-paying securities."

Investment Summary -- Hypothetical Performance Information

     2. Please fill in the hypothetical performance numbers in the "Hypothetical Comparison of Total Return" and "Hypothetical Comparison of Average Annual Return for the Periods Ending December 31, 2013" tables.

     Response: The disclosure has been revised in response to your comment.

Investment Summary -- Principal Risks

     3. Please add a risk stating that the securities selected by the Trust may perform poorly.

     Response: An investment strategy risk has been added in response to your comment.

     4. The "Principal Risks" section included an emerging markets risk. Please include disclosure in the "Principal Investment Strategy" stating that the Trust may invest in the securities of companies from emerging market countries.

     Response: The disclosure has been revised in response to this comment.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren